

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

March 27, 2008

Mail Stop 7010

Via U.S. mail and facsimile @ (416) 248-2024

Mr. Michael McLaren
President
W2 Energy, Inc.
26 Densley Avenue
Toronto, Ontario M6M 2R1

Re: **W2 Energy, Inc.**
       Amendment No.3 to Registration Statement on Form 10-SB/A
       Filed on: March 17, 2008
       File No.: 000-52277

Dear Mr. McLaren:

　　　　We have reviewed your filing and have the following comments. We welcome any questions you may have about our comments or any other aspects of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note that you correctly filed on EDGAR a Form 10-12G/A in light of the new system of disclosure rules for smaller companies. However, the front of your filing still refers to Form 10-SB/A. Please revise in your next amendment.

2. Please correct the formatting of the Summary Compensation Table on page 12 to properly reflect the 2006 and 2007 salary information since 2006 and 2007 appear on the same line.

3. Please revise your filing to update your financial statements in accordance with Rule 3-12 of Regulation S-X. Please file, or tell us when you will file, your Form 10-KSB or Form 10-K for the year ended December 31, 2007.

Business, page 3

4. We note your previous responses dated March 9, 2008, and December 26, 2007, which indicated that you have added "Note 2 l" to disclose your accounting policy regarding research and development costs. However, we do not see such Note anywhere in your filing or in your amended September 30, 2007, Form 10-QSB

filed March 17, 2008. Please indicate where we can locate this information or revise accordingly.

Strategic Partners, page 4

5. We note your response to comment 3 of our January 8, 2008 letter. Please explain why terms such as contract duration and compensation for services rendered constitute immaterial terms. To the extent that these terms are not reflected on an updated copy of the contract, please disclose in the filing the parties' understanding regarding the duration of the contractual arrangement and the compensation paid to Mr. Kvaerner to date.

6. We note your disclosure with regard to the BPR reactor technology that you co-own with the Drexel Plasma Institute (DPI) which states that each entity owns 50% of the technology and is entitled to 50% of the future benefits resulting from this technology. Please tell us how you are accounting for this ownership interest and how you have presented this arrangement in your financial statements for each of the years presented.

Financial Information, page 8
Liquidity and Capital Resources, page 9

7. We note your response to comment 6 of our January 8, 2008 letter. Revise the disclosure to reflect the actual terms of your loan arrangement with the CEO, as indicated in your response to comment 6. Please disclose the inconsistencies between your disclosures and this exhibit and note that the terms are different.

Executive Compensation, page 12
Employment Agreements with Executive Officers, page 13

8. Please update your disclosure regarding the status of the employment agreements with Messrs. McLaren and Maruszczak since both agreements were due to expire on December 31, 2007. Please make the necessary changes to the other sections of the registration statement addressing issues raised by this comment.

Certain Relationships and Related Transactions, page 13

9. We note your response to comment 6 of our January 8, 2008 where you state that the shares of common stock issued to Mr. McLaren in exchange for forgiveness of portions of the note were later converted into preferred shares. To the extent necessary, please revise your disclosure to reflect the number of shares and the class or series of preferred stock that Mr. McLaren currently holds.

Description of Registrant's Securities to be Registered, page 17

10. In your revised disclosure you state that "there are no provisions in the Company's by-laws…" that would affect a change in control of the company. As required by Item 202(a)(4) of Regulation S-B, please include a similar disclosure regarding the company's charter.

11. Please reconcile your disclosure about shares of common stock being the only securities outstanding, with your response to comment 6 of our January 8, 2008 letter regarding conversion of Mr. McLaren's shares of common stock into shares of preferred stock.

Financial Statements

12. We have read your response to prior comment 12. Please clarify in your response to prior comment 12(c) what date you refer to as "inception" in your financial statements for the year ended December 31, 2006, on page F-9. Further, provide us a breakdown of the major components of the $15.9 million of total expenses incurred from inception through December 31, 2006.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jenn Do, Staff Accountant, at (202) 551-3743 or Melissa Rocha, Senior Staff Accountant, at (202) 551-3854 if you have questions regarding comments on the financial statements and related matters. Please contact Era Anagnosti, Staff Attorney, at (202) 551-3369 or me at (202) 551-3767 with any other questions.

Sincerely,

Jennifer R. Hardy
Branch Chief

cc: Mr. William D. O'Neal (via facsimile @ (888) 353-8842)
        The O'Neal Law Firm, P.C.
        17100 E. Shea Boulevard
        Suite 400-D
        Fountain Hills, AZ 85268